UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. __)*

Frontline Ltd.
(Name of Issuer)

Ordinary Shares, par value $1.00 per share
(Title of Class of Securities)

G3682E127
(CUSIP Number)

Georgina Sousa
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road,
Hamilton HM 08
Bermuda
+1(44)2954705

with a copy to:
Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [X].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G3682E127

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

404,017,113

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

404,017,113

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

404,017,113

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.67%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G3682E127

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*404,017,113

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

*404,017,113

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*404,017,113

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.67%

14.	TYPE OF REPORTING PERSON

CO

* Greenwich Holdings Limited is the sole shareholder of Hemen Holding Limited. As such, it may be deemed to beneficially own the Ordinary Shares held by Hemen Holding Limited.

CUSIP No.	G3682E127

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*404,017,113

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

*404,017,113

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*404,017,113

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.67%

14.	TYPE OF REPORTING PERSON

CO

* C.K. Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the "Trusts"). The Trusts are the direct owners of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited. As such, C.K. Limited may be deemed to beneficially own the Ordinary Shares held by Hemen Holding Limited.

CUSIP No.	G3682E127

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Fredriksen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*404,017,113

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

*404,017,113

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*404,017,113

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.67%

14.	TYPE OF REPORTING PERSON

IN

* Mr. Fredriksen may be deemed to beneficially own 404,017,113 shares of ordinary stock, par value $1.00 per share (the "Ordinary Shares") of Frontline Ltd. (the "Issuer") through his indirect influence over Hemen Holding Ltd. and Greenwich Holdings Ltd., the shares of which are held in the Trusts. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr.Fredriksen disclaims beneficial ownership of the 404,017,113 Ordinary Shares except to the extent of his voting and dispositive interests in such Ordinary Shares. Mr. Fredriksen has no pecuniary interest in the 404,017,113 Ordinary Shares.

CUSIP NO. G3682E127
Item 1. Security and Issuer

The class of equity security to which this statement relates to is the ordinary shares, par value $1.00 per share (the "Ordinary Shares") of Frontline Ltd., a company incorporated in Bermuda (the "Issuer"). The address of the principal executive office of the Issuer is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Item 2. Identity and Background

(a),(f)	The persons filing this statement are Hemen Holding Limited, a company incorporated in Cyprus ("Hemen"), Greenwich Holdings Limited, a company incorporated in Cyprus ("Greenwich"), C.K. Limited, a company incorporated in Jersey ("C.K. Limited"), and John Fredriksen, a citizen of Cyprus ("Fredriksen," and, together with Frontline, Hemen, Greenwich, and Franklin, are the "Reporting Persons").

The address of the principal place of business of Hemen is P.O. Box 53562, CY3399, Limassol, Cyprus.

The address of the principal place of business of Greenwich is P.O. Box 53562, CY3399, Limassol, Cyprus.

The address of the principal place of business of C.K. Limited is 13 Castle Street, St. Helier, Jersey JE4 5UT.

The address of Mr. Fredriksen is c/o Frontline Corporate Services Limited, 15 Sloane Square, London SW1W 8ER, United Kingdom.

(c)	The principal business of Hemen and Greenwich is acting as investment holding companies. Hemen is the principal shareholder of the Issuer. Greenwich is the sole shareholder of Hemen. The principal business of C.K. Limited (the "Trusts") is acting as trustees of various trusts established by John Fredriksen for the benefit of his immediate family members. The Trusts are the owners of Greenwich. As a result of the foregoing, the total Ordinary Shares reported as beneficially owned by each of Hemen, Greenwich, and C.K. Limited are reported as beneficially owned by Mr. Fredriksen.

The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Hemen's directors is set forth below. Hemen does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.
Kostas Pallaris	Director	Mr. Pallaris' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Pallaris is a citizen of Cyprus.

The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Greenwich's directors is set forth below. Greenwich does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.
Christoforis Koufaris	Director	Mr. Koufaris' principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.
Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.
Kostas Pallaris	Director	Mr. Pallaris' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY4103, Limassol, Cyprus. Mr.Pallaris is a citizen of Cyprus.

The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of C.K. Limited's directors is set forth below. C.K. Limited does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Chris Bunt	Director	Mr. Bunt's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Bunt is a citizen of Jersey.

Charles Guy Malet de Carteret	Director	Mr. Carteret's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Carteret is a citizen of Jersey.

Simon Paul Alan Brewer	Director	Mr. Brewer's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Brewer is a citizen of Jersey.

(d),(e)	None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On November 30, 2015 the Issuer completed its merger with Frontline 2012 Ltd. ("Frontline 2012").  Shareholders in Frontline 2012 received shares in the Issuer as merger consideration.  Pursuant to the Merger Agreement, one share in Frontline 2012 gave the holder the right to receive 2.55 shares in the Issuer.  The Reporting Persons were shareholders of Frontline 2012 prior to the Merger and received 377,713,061 shares as merger consideration.

Item 4. Purpose of Transaction

The information contained in Item 3 is incorporated by reference.

The Reporting Persons at any time and from time to time may acquire additional Ordinary Shares or dispose of any or all of the Ordinary Shares they own depending upon an ongoing evaluation of the investment in the Ordinary Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

As of the date hereof, Hemen may be deemed to be the beneficial owner of 404,017,113 Ordinary Shares, constituting 51.67% of the Ordinary Shares based upon 781,937,649 Ordinary Shares outstanding.  Hemen has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or direct the vote of 404,017,113 Ordinary Shares. Hemen has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or direct the disposition of 404,017,113 Ordinary Shares.

As of the date hereof, Greenwich, through Hemen may be deemed to be the beneficial owner of 404,017,113 Ordinary Shares, constituting 51.67% of the Ordinary Shares based upon 781,937,649 Ordinary Shares outstanding. Greenwich has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or direct the vote of 404,017,113 prdomaru Shares. Greenwich has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or direct the disposition of 404,017,113 Ordinary Shares.

As of the date hereof, C.K. Limited, through Greenwich (as described in Item 2(c)), may be deemed to be the beneficial owner of 404,017,113 Ordinary Shares, constituting 51.67% of the Ordinary Shares based upon 781,937,649 Ordinary Shares outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or direct the vote of 404,017,113 Ordinary Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or direct the disposition of 404,017,113 Ordinary Shares.

As of the date hereof, Mr. Fredriksen may be deemed to beneficially own 404,017,113 Ordinary Shares through his indirect influence over Hemen and Greenwich, the shares of which are held in the Trusts constituting 51.67% of the Ordinary Shares based upon 781,937,649 Ordinary Shares outstanding. The beneficiaries of the Trusts are certain members of Mr.Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 404,017,113 Ordinary Shares except to the extent of his voting and dispositive interests in such Ordinary Shares. Mr. Fredriksen has no pecuniary interest in the 404,017,113 Ordinary Shares.

Other than the transactions described in Item 4 above, there have been no transactions by the Reporting Persons in the Ordinary Shares during the past 60 days.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6.

On July 1, 2015, Hemen entered into a Voting Agreement with the Issuer, Ship Finance, Frontline 2012, and the shareholders party thereto (the "Voting Agreement") in connection with an agreement and plan of merger dated July 1, 2015 (the "Merger Agreement") pursuant to which the Issuer and Frontline 2012 agreed to enter into a merger transaction with the Issuer as the surviving legal entity and Frontline 2012 as a wholly-owned subsidiary (the "Merger").  Shareholders in Frontline 2012 as at the time the Merger was completed received shares in the Issuer as merger consideration. Pursuant to the Merger Agreement, one share in Frontline 2012 gave the holder the right to receive 2.55 shares in the Issuer. The exchange ratio is based on June 30, 2015 NAV broker estimates for the Issuer and Frontline 2012. The Issuer issued a total of approximately 584 million shares to shareholders in Frontline 2012 following cancellation of treasury shares held by Frontline 2012 and Frontline 2012 shares held by the Issuer (subject to rounding for fractional shares).

Under the terms of the Voting Agreement, Ship Finance along with Hemen, a company indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family and certain directors and officers of the Issuer and Frontline 2012 have agreed to the following:

•	They shall vote their shares in favor of the Merger.

•	They shall vote their shares against any action, proposal, transaction or agreement that would reasonably be expected to result in a material breach of any material representation, warranty, covenant or agreement of the Issuer or Frontline 2012 contained in the Merger Agreement.

•	They shall vote their shares against any amendment of the Issuer's or Frontline 2012's memorandum of association, bye-laws or other comparable charter or organizational documents, as applicable (collectively, the "Organizational Documents") (other than any amendments of either party's Organizational Documents resulting from the Merger), which amendment would in any manner materially delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or the Bermuda Merger Agreement or change in any manner the voting rights of the Issuer's Ordinary Shares or Frontline 2012 Ordinary Shares; and

•	They shall vote their shares against any acquisition proposal; provided that if, in response to a Superior Proposal (as defined in the Merger Agreement) received by the Issuer's Board or the Frontline 2012 Board, an Adverse Recommendation Change (as defined in the Merger Agreement) is made after the date of the Voting Agreement and prior to the Issuer's Shareholders' Meeting or the Frontline 2012 Shareholders' Meeting, as applicable, in accordance with the terms of the Merger Agreement, then certain terms of the Voting Agreement shall not apply.

•	During the term of the Voting Agreement, each shareholder who is a party to the Voting Agreement agrees not to transfer any of their shares unless such transfer is a permitted transfer, as defined in the Voting Agreement.

The foregoing summary of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreement filed herewith as Exhibit B.

Item 7. Materials to be Filed as Exhibits

Exhibit A: Joint Filing Agreement
Exhibit B: Voting Agreement dated July 1, 2015, by and among Frontline Ltd. and the shareholders Party thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 2015
(Date)

Hemen Holding Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Greenwich Holdings Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
C.K. Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
/s/ John Fredrisken
(Signature)

John Fredrisken (Name)
* Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, dated December 11, 2015, relating to the Ordinary Shares, par value $1.00 per share of Frontline Limited shall be filed on behalf of the undersigned.

December 11, 2015
(Date)

Hemen Holding Limited
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Greenwich Holdings Limited
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
C.K. Limited
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
/s/ John Fredriksen
(Signature)
John Fredrisken (Name)

Exhibit B

VOTING AGREEMENT

by and among

 FRONTLINE LTD.,

FRONTLINE 2012 LTD.

and

THE SHAREHOLDERS PARTY HERETO

_________________________

Dated as of July 1, 2015

 _________________________

i

INDEX OF DEFINED TERMS

Term	Section
Adverse Amendment	2.1(b)
Agreement	Preamble
Beneficial Owner	1.1(a)
Beneficial Ownership	1.1(a)
Beneficially Own	1.1(a)
Beneficially Owned	1.1(a)
Common Shares	Recitals
control	1.1(b)
controlled by	1.1(b)
controlling	1.1(b)
Covered Affiliates	1.1(c)
Covered Shares	1.1(d)
Existing Shares	1.1(e)
FRNT P	Preamble
FRNT Common Shares Re	Recitals
FRO	Preamble
FRO Common Shares Pre	Recitals
Loan Shares	2.1
Merger	Recitals
Merger Agreement	Recitals
Organizational Documents	2.1(b)
Permitted Transfer	1.1(f)
Shareholder	Preamble
Transfer	1.1(g)
Voting Period	2.1

ii

VOTING AGREEMENT

VOTING AGREEMENT, dated as of July 1, 2015 (this "Agreement"), by and among Frontline Ltd., a Bermuda limited company ("FRO"), Frontline 2012 Ltd., a Bermuda limited company ("FRNT"), and each of the Persons listed on Schedule 1 hereto (each, a "Shareholder").

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, FRO, Frontline Acquisition Ltd., a limited company incorporated in Bermuda and a wholly-owned subsidiary of FRO (the "Merger Sub"), and FRNT are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), pursuant to which, among other things, Merger Sub will merge with FRNT, with FRNT continuing as the surviving company (the "Merger");

WHEREAS, as of the date of this Agreement, each Shareholder is the Beneficial Owner (as hereinafter defined) of the number of issued and outstanding common shares, par value $1.00 per share, of FRO (the "FRO Common Shares") and/or such number of issued and outstanding ordinary shares, par value $2.00 per share, of FRNT (the "FRNT Common Shares") as is set forth opposite such Shareholder's name on Schedule 1 hereto; and

WHEREAS, as a condition to the willingness of FRO and FRNT to enter into the Merger Agreement, FRO and FRNT have required that each Shareholder agree, and each Shareholder has agreed, to enter into this Agreement.

Accordingly, in consideration of the mutual representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

 GENERAL

Section 1.1                            Defined Terms.  The following capitalized terms, as used in this Agreement, shall have the meanings set forth below.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

(a)            "Beneficial Ownership" by a Person of any security includes ownership by any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares: (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term "beneficial ownership" as defined in Rule 13d-3 adopted by the SEC under the 1934 Act.  The terms "Beneficially Own," "Beneficially Owned" and "Beneficial Owner" shall have correlative meanings.

(b)            "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

(c)            "Covered Affiliates" means, with respect to each Shareholder, each Affiliate controlled by such Shareholder.

(d)            "Covered Shares" means the Existing Shares that are Beneficially Owned by the Shareholder, together with any other FRO Common Shares or FRNT Common Shares that the Shareholder acquires Beneficial Ownership of prior to the termination of this Agreement in accordance with this Agreement.

(e)            "Existing Shares" means, with respect to each Shareholder, the number of FRO Common Shares and/or FRNT Common Shares set forth opposite such Shareholder's name on Schedule 1 hereto.

(f)            "Permitted Transfer" means a Transfer by a Shareholder of Covered Shares (i) if agreed to by the Parties in writing in their sole discretion or (ii) provided such transfer is in the ordinary course of business and not for the purpose of evading the obligations established under this Agreement, a Transfer of Covered Shares by a Shareholder to one or more partners, subsidiaries or members of such Shareholder or to an affiliated corporation under common control with such Shareholder; provided that such transferee agrees in writing to assume all of such transferring Shareholder's obligations hereunder in respect of the securities subject to such Transfer and to be bound by, and comply with, the terms of this Agreement with respect to the Covered Shares that are subject to such Transfer, to the same extent as such transferring Shareholder is bound hereunder.

(g)            "Transfer" means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or otherwise dispose of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option, derivative or other agreement or understanding (including any profit or loss-sharing arrangement) with respect to any sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition.

ARTICLE II

 VOTING

Section 2.1                            Agreement to Vote.  Each Shareholder hereby agrees that during the period from the date hereof through the earlier to occur of (i) the Effective Time and (ii) the date of termination of the Merger Agreement in accordance with its terms (the "Voting Period"), at the FRO Shareholders' Meeting and the FRNT Shareholders' Meeting and at any other meeting of the shareholders of either Party, however called, including any adjournment, recess or postponement thereof, and in connection with any written consent of the shareholders of either Party, it shall, in each case to the extent that the Covered Shares are entitled to vote thereon or consent thereto:
2

(a)            appear at each such meeting or otherwise cause all of its Covered Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)            except as expressly provided or permitted herein, vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering all of its Covered Shares (i) in favor of the Merger, the approval of the Merger Agreement and of the Bermuda Merger Agreement, (ii) against any action, proposal, transaction or agreement that would reasonably be expected to result in a material breach of any material representation, warranty, covenant or agreement of FRO or FRNT contained in the Merger Agreement, (iii) against any amendment of FRO's or FRNT's memorandum of association, bye-laws or other comparable charter or organizational documents, as applicable (collectively, the "Organizational Documents") (other than any amendments of either Party's Organizational Documents resulting from the Merger), which amendment would in any manner materially delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or the Bermuda Merger Agreement or change in any manner the voting rights of the FRO Common Shares or FRNT Common Shares, and (iv) against any Acquisition Proposal; provided that if, in response to a Superior Proposal received by the FRO Board or the FRNT Board, an Adverse Recommendation Change is made after the date of this Agreement and prior to the FRO Shareholders' Meeting or the FRNT Shareholders' Meeting, as applicable, in accordance with the terms of the Merger Agreement, such Shareholder's Covered Shares shall not in such circumstances be subject to this Section 2.1; and provided further, that this Section 2.1 shall not require such Shareholder to vote or consent (or cause any Affiliate to vote or consent) in favor of the Merger Agreement, the Bermuda Merger Agreement or the Merger, to the extent that the Merger Agreement has been amended in a manner that is materially adverse to the Shareholders (an "Adverse Amendment").

No Shareholder has entered into, and no Shareholder shall enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with clause (a) and clause (b) of this Section 2.1; provided, however, that if the events described in the first proviso of clause (b) of this Section 2.1 have occurred, the limitations in this clause (c) shall not apply to any action with respect to FRO Common Shares or FRNT Common Shares Beneficially Owned by a Shareholder including the voting for or consenting by written consent to an Acquisition Proposal.

Notwithstanding the foregoing, each Shareholder shall remain free to vote (or execute consents or proxies with respect to) the Covered Shares with respect to any matter not covered by this Section 2.1 in any manner such Shareholder deems appropriate, including in connection with the election of directors.
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Further, notwithstanding the foregoing, if any Covered Shares are lent out pursuant to share lending arrangements entered into prior to the date hereof ("Loan Shares"), and the Shareholder as a consequence does not have voting power to such Loan Shares, this shall not in any way constitute a breach of the Shareholders undertakings pursuant hereto.

ARTICLE III

 REPRESENTATIONS AND WARRANTIES

Section 3.1                            Representations and Warranties of the Shareholders.  Each Shareholder represents and warrants to FRO and FRNT as follows:

(a)            Organization; Authorization; Validity of Agreement; Necessary Action.  Such Shareholder is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.  Such Shareholder has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution and delivery by such Shareholder of this Agreement, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated by this Agreement have been duly and validly authorized by such Shareholder and no other actions or proceedings on the part of such Shareholder are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated by this Agreement.  This Agreement has been duly executed and delivered by such Shareholder and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding agreement of such Shareholder enforceable against it in accordance with its terms, subject to the Equitable Exceptions.

(b)            Ownership.  Such Shareholder is the owner of record or the Beneficial Owner of such Shareholder's Existing Shares, free and clear of any Liens, other than (i) any Liens pursuant to this Agreement, (ii) any transfer restrictions of general applicability as may be provided under the Securities Act and the "blue sky" laws of the various states of the United States and (iii) any Liens which do and will not affect such Shareholder's Beneficial Ownership of the Covered Shares.  As of the date of this Agreement, such Shareholder's Existing Shares constitute all of the shares of FRO Common Shares and FRNT Common Shares Beneficially Owned or owned of record by such Shareholder.  Except to the extent Covered Shares are Transferred after the date of this Agreement pursuant to a Permitted Transfer, such Shareholder is the Beneficial Owner and has and will have at all times during the term of this Agreement Beneficial Ownership, voting power (including the right to control such vote as contemplated herein), power of disposition, power to issue instructions with respect to the matters set forth in Article II hereof, and power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Shareholder's Existing Shares and with respect to all of the Covered Shares Beneficially Owned by such Shareholder at all times through the Closing Date.  Notwithstanding the foregoing, if any Covered Shares are Loan Shares, and the Shareholder as a consequence does not have voting power to such Covered Shares, or its rights over such Covered Shares are otherwise restricted as a result thereof, this shall not in any way constitute a breach of the Shareholder's undertakings, representations or warranties pursuant to this Agreement.
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(c)            Non-Contravention.  The execution, delivery and performance of this Agreement by such Shareholder do not and will not (i) contravene or conflict with, or result in any violation or breach of, any provision of Organizational Documents of such Shareholder, (ii) contravene or conflict with, or result in any violation or breach of, any Law applicable to such Shareholder or by which any of its assets or properties is bound or (iii) conflict with or result in any violation, termination, cancellation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Shareholder is a party or by which it or any of its assets or properties is bound, except for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of such Shareholder to perform its obligations hereunder.

(d)            Consents and Approvals.  The execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of its obligations under this Agreement and the consummation by it of the transactions contemplated by this Agreement will not, require such Shareholder to obtain any consent, approval, order, waiver, authorization or permit of, or any filing with or notification to,  any Governmental Authority or other Person, other than (i) such consents and approvals that have already been obtained, (ii) such consents and approvals that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of such Shareholder to perform its obligations hereunder and (iii) as required under the 1934 Act.

ARTICLE IV

 OTHER COVENANTS

Section 4.1                            Prohibition on Transfers.  During the term of this Agreement, each Shareholder agrees not to Transfer any of the Covered Shares, Beneficial Ownership thereof or any other interest therein, unless such Transfer is a Permitted Transfer.

Section 4.2                            Share Dividends, etc.  In the event of a reclassification, recapitalization, reorganization, share split (including a reverse share split) or combination, exchange or readjustment of shares or other similar transaction, or if any share dividend or share distribution is declared, in each case affecting the Covered Shares and in each case occurring prior to the termination of this Agreement, the terms "Existing Shares" and "Covered Shares" shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities of FRO or FRNT into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.  Each Shareholder hereby agrees, while this Agreement is in effect, promptly to notify FRO and/or FRNT of the number of any new FRO Common Shares or FRNT Common Shares with respect to which Beneficial Ownership is acquired by such Shareholder, if any, after the date hereof and before the Effective Time (it being understood that such Shareholder shall be deemed to have satisfied the foregoing obligation if it amends its Schedule 13D in respect of such new FRO Common Shares within the time period required under Rule 13d-2 adopted by the SEC under the 1934 Act).  Any such shares shall automatically become subject to the terms of this Agreement as Covered Shares as though owned by the Shareholder as of the date hereof.

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Section 4.3                            No Solicitation.  Each Shareholder hereby agrees that during the Voting Period, it shall not and shall use its reasonable best efforts to cause its Covered Affiliates and its and their respective Representatives not to, take any action that FRO or FRNT are otherwise prohibited from taking under Sections 6.4 and 6.5 of the Merger Agreement.

Section 4.4                            Waiver of Actions.  Each Shareholder hereby agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against FRO or FRNT or any of their respective successors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or the Bermuda Merger Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the negotiation and entry into this Agreement or the Merger Agreement or the Bermuda Merger Agreement.

ARTICLE V

 MISCELLANEOUS

Section 5.1                            Interpretation.  Unless the express context otherwise requires:

(a)            the words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)            terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c)            references herein to a specific Section, Subsection, Recital or Schedule shall refer, respectively, to Sections, Subsections, Recitals or Schedules of this Agreement;

(d)            wherever the word "include," "includes" or "including" is used in this Agreement, it shall be deemed to be followed by the words "without limitation";

(e)            references herein to any gender shall include each other gender;

(f)            references herein to any Person shall include such Person's heirs, executors, personal representatives, administrators, successors and assigns;
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(g)            references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(h)            with respect to the determination of any period of time, the word "from" means "from and including" and the words "to" and "until" each means "to but excluding";

(i)            the word "or" shall be disjunctive but not exclusive;

(j)            references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(k)            references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;

(l)            the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement;

(m)            with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence;

(n)            if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and

(o)            references herein to "as of the date hereof," "as of the date of this Agreement" or words of similar import shall be deemed to mean "as of immediately prior to the execution and delivery of this Agreement".

Section 5.2                            Termination.  This Agreement and all obligations of the parties hereunder shall automatically terminate on the earlier to occur of (a) the Effective Time, (b) the date of termination of the Merger Agreement in accordance with its terms and (c) the date of any modification, waiver, change or amendment of the Merger Agreement executed after the date hereof that is an Adverse Amendment, and after the occurrence of any such applicable event this Agreement shall terminate and be of no further force; provided, however, that the provisions of this Article V shall survive any termination of this Agreement, and such termination shall not relieve any party hereto of any obligation for any breach of this Agreement occurring prior to such termination.

Section 5.3                            Governing Law. This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except to the extent that the law of Bermuda is mandatorily applicable to the Merger.

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Section 5.4                            Jurisdiction. EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS.  EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING.  NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.

Section 5.5                            WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 5.6                            Notices.  All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):
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If to FRO, to:

Frontline Shipping Ltd.
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda
Attention: Inger M. Klemp
Email: inger.klemp@frontmgt.no

with a copy (which shall not constitute notice) to:

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Attention: Gary J. Wolfe / James E. Abbott
Email: wolfe@sewkis.com/abbott@sewkis.com

If to FRNT, to:

Frontline 2012 Ltd.
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda
Attention: Inger M. Klemp
Email: inger.klemp@frontmgt.no

with a copy (which shall not constitute notice) to:

Advokatfirmaet BA-HR DA
P.O. Box 1524 Vika
NO-0117 Oslo
Norway
Attention: Robin Bakken
Email: rba@bahr.no

(a)            If to any Shareholder: to such Shareholder and its counsel at their respective addresses and facsimile numbers set forth on Schedule 1 hereto.

All such notices or communications shall be deemed to have been delivered and received (a) if delivered in person, on the day of such delivery, (b) if by electronic mail before the close of business of the recipient on the Business Day when transmitted and receipt is confirmed, the day on which such electronic mail was sent, (c) if by electronic mail after the close of business of the recipient on the Business Day when transmitted and receipt is confirmed, on the following Business Day after which such electronic mail was sent; provided in the case of clauses (b) and (c), that such receipt is personally confirmed by telephone, (d) if by certified or registered mail (return receipt requested), on the seventh Business Day after the mailing thereof or (d) if by reputable overnight delivery service, on the second Business Day after the sending thereof.
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Section 5.7                            Amendment.  This Agreement may not be amended with respect to any Shareholder except by an instrument in writing signed by FRO, FRNT and such Shareholder.

Section 5.8                            Extension; Waiver.  At any time before the termination of this Agreement, FRO and FRNT, on the one hand, and the Shareholders, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party hereto contained in this Agreement or in any document delivered under this Agreement or (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement.  Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party hereto.  The failure of any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

Section 5.9                            Entire Agreement.  This Agreement (including the schedule hereto) and the Merger Agreement contain all of the terms, conditions and representations and warranties agreed to by the parties hereto relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.  No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 5.10                           No Third-Party Beneficiaries.  FRO, FRNT and the Shareholders hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 5.11                          Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.  Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
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Section 5.12                          Construction.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof will arise favoring or disfavoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.

Section 5.13                          Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns.  Except in connection with a Permitted Transfer (which Permitted Transfer shall not relieve any Shareholder of its obligations hereunder), no party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion.  Any purported assignment without such prior written consents shall be void.

Section 5.14                          Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith, and that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith.  The parties hereto hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for temporary restraining order) the defense that a remedy at law would be adequate.

Section 5.15                          Shareholder Capacity.  Notwithstanding anything contained in this Agreement to the contrary, the representations, warranties, covenants and agreements made herein by each Shareholder are made solely with respect to such Shareholder and the Covered Shares.  Each Shareholder is entering into this Agreement solely in its capacity as the Beneficial Owner of such Covered Shares.  Nothing contained herein, and no action taken by any Shareholder pursuant hereto, shall be deemed to constitute the parties hereto as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties hereto are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

Section 5.16                          No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in either FRO or FRNT any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares.  All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Shareholders, and FRO and FRNT shall have no authority to direct the Shareholders in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

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Section 5.17                          Fees and Expenses.  All costs and expenses (including all fees and disbursements of counsel, accountants, investment bankers, experts and consultants to a party hereto) incurred in connection with this Agreement shall be paid by the party incurring such costs and expenses.

Section 5.18                          Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party hereto has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party hereto shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.

[Signature page follows]

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties to this Agreement as of the date first written above.

FRONTLINE LTD.

By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Director

FRONTLINE 2012 LTD.

By:	/s/ Hans Petter Aas
Name: Hans Petter Aas
Title: Director

SHAREHOLDERS:

HEMEN HOLDING LIMITED

By:	/s/ Dimitris Hannas
Name: Dimitris Hannas
Title: Director

SHIP FINANCE INTERNATIONAL LIMITED

By:	/s/ Ole Hjertaker
Name: Ole Hjertaker
Title: Attorney-in-fact

/s/ Inger M. Klemp
Inger M. Klemp

/s/ Robert Hvide Macleod
Robert Hvide Macleod

/s/ Kate Blankenship
Kate Blankenship

/s/ Jens Martin Arveschoug Jensen
Jens Martin Arveschoug Jensen

/s/ Hans Peter Aas
Hans Peter Aas

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Schedule 1

SHAREHOLDER INFORMATION

Name and Contact Information	FRO Common Shares	FRNT Common Shares
Hemen Holding Limited John Kennedy Street, IRIS House, Office 740B, 3106 Limassol, Cyprus	26,304,053	148,122,769
Ship Finance International Limited 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda	55,000,000
Inger M. Klemp Damliveien 4, 0275 Oslo, Norway	16,000	284,000
Robert Hvide Macleod Madserud Alle 28, 0274 Oslo, Norway		326,488
Kate Blankenship Endon Hall,Wick, Pershore Worcestershire WR10 3JS, UK	2,000	3,810
Jens Martin Arveschoug Jensen 94 Chelsea Park Gardens, London SW3 6AE UK		80,191
Hans Petter Aas Høgseteveien 21, N-5244 Fana, Norway		20,000